UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Explanatory Note

Lilium N.V. (“Lilium” or the “Company”) has appointed Johan Malmqvist, former Chief Financial Officer (“CFO”) of a premium electric vehicle manufacturer, Polestar Automotive Holding UK PLC (Nasdaq: PSNY) (“Polestar”), as Lilium’s new CFO effective April 1, 2024. Mr. Malmqvist succeeds Oliver Vogelgesang. Mr. Vogelgesang has not advised the Lilium Board of Directors of any disagreement on any matters related to the operations of Lilium.

Mr. Malmqvist brings over 25 years of experience as a CFO across a variety of sectors and geographies. Most recently, he served as CFO of Polestar from September 2021 to January 2024 where he led the company’s financial organization, including finance, tax, treasury and investor relations. Prior to Polestar, Mr. Malmqvist served as CFO of Dole Food Company (NYSE: DOLE), a global distributor and market of fresh fruits and vegetables, from July 2014 to September 2021. Previously, Mr. Malmqvist also served as CFO of Perstorp AB from May 2009 to June 2014 and Duni AB from August 1998 to May 2009. Mr. Malmqvist holds a B.A. from San Diego State University in International Business and a Master of Science Business Administration from San Diego State University with a specialization in Finance.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 25, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
	Name:	Klaus Roewe
	Title:	Chief Executive Officer and Executive Director